UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)*

The Kraft-Heinz Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

500754106

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons 3G Global Food Holdings LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 422,638,049(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 97,195,897(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 422,638,049(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 34.5%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)

The reporting person may be deemed to have beneficial ownership of 97,195,897 shares of common stock, $0.01 par value, of the issuer (“common stock”) as a result of the relationships described under Part 1 of Exhibit A to this Schedule 13G/A and an additional 325,442,152 shares of common stock as a result of the relationships described under Part 2 of Exhibit A to this Schedule 13G Amendment No. 5 (“Schedule 13G/A”). Neither the filing of this Schedule 13G/A nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any such shares for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)

Calculated based upon (i) the Reporting Persons’ beneficial ownership as of February 14, 2023 (which is unchanged from such ownership as of December 31, 2022) and (ii) 1,224,930,164 shares of common stock outstanding as of October 22, 2022, as reported in the issuer’s Form 10-Q dated October 27, 2022, as filed with the Securities and Exchange Commission (“SEC”).

1.	Names of Reporting Persons 3G Global Food Holdings GP LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 422,638,049(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 97,195,897(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 422,638,049(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 34.5%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)

The reporting person may be deemed to have beneficial ownership of 97,195,897 shares of common stock as a result of the relationships described under Part 1 of Exhibit A to this Schedule 13G/A and an additional 325,442,152 shares of common stock as a result of the relationships described under Part 2 of Exhibit A to this Schedule 13G/A. Neither the filing of this Schedule 13G/A nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any such shares for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)

Calculated based upon (i) the Reporting Persons’ beneficial ownership as of February 14, 2023 (which is unchanged from such ownership as of December 31, 2022) and (ii) 1,224,930,164 shares of common stock outstanding as of October 22, 2022, as reported in the issuer’s Form 10-Q dated October 27, 2022, as filed with the SEC.

1.	Names of Reporting Persons 3G Capital Partners II LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 422,638,049(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 97,195,897(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 422,638,049(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 34.5%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)

The reporting person may be deemed to have beneficial ownership of 97,195,897 shares of common stock as a result of the relationships described under Part 1 of Exhibit A to this Schedule 13G/A and an additional 325,442,152 shares of common stock as a result of the relationships described under Part 2 of Exhibit A to this Schedule 13G/A. Neither the filing of this Schedule 13G/A nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any such shares for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)

Calculated based upon (i) the Reporting Persons’ beneficial ownership as of February 14, 2023 (which is unchanged from such ownership as of December 31, 2022) and (ii) 1,224,930,164 shares of common stock outstanding as of October 22, 2022, as reported in the issuer’s Form 10-Q dated October 27, 2022, as filed with the SEC.

1.	Names of Reporting Persons 3G Capital Partners Ltd.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 422,638,049(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 97,195,897(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 422,638,049(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 34.5%(2)
12.	Type of Reporting Person (See Instructions) CO

(1)

The reporting person may be deemed to have beneficial ownership of 97,195,897 shares of common stock as a result of the relationships described under Part 1 of Exhibit A to this Schedule 13G/A and an additional 325,442,152 shares of common stock as a result of the relationships described under Part 2 of Exhibit A to this Schedule 13G/A. Neither the filing of this Schedule 13G/A nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any such shares for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)

Calculated based upon (i) the Reporting Persons’ beneficial ownership as of February 14, 2023 (which is unchanged from such ownership as of December 31, 2022) and (ii) 1,224,930,164 shares of common stock outstanding as of October 22, 2022, as reported in the issuer’s Form 10-Q dated October 27, 2022, as filed with the SEC.

1.	Names of Reporting Persons 3G Capital Partners LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 422,638,049(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 97,195,897(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 422,638,049(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 34.5%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)

The reporting person may be deemed to have beneficial ownership of 97,195,897 shares of common stock as a result of the relationships described under Part 1 of Exhibit A to this Schedule 13G/A and an additional 325,442,152 shares of common stock as a result of the relationships described under Part 2 of Exhibit A to this Schedule 13G/A. Neither the filing of this Schedule 13G/A nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any such shares for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)

Calculated based upon (i) the Reporting Persons’ beneficial ownership as of February 14, 2023 (which is unchanged from such ownership as of December 31, 2022) and (ii) 1,224,930,164 shares of common stock outstanding as of October 22, 2022, as reported in the issuer’s Form 10-Q dated October 27, 2022, as filed with the SEC.

Item 1(a).	Name of Issuer

The Kraft Heinz Company

Item 1(b).	Address of the Issuer’s Principal Executive Offices

One PPG Place Pittsburgh, Pennsylvania 15222

Item 2(a)-(c).	Name, Address and Citizenship of Persons Filing

This Schedule 13G/A is being filed jointly on behalf of the following reporting persons: (i) 3G Global Food Holdings LP, a Cayman Islands limited partnership, (ii) 3G Global Food Holdings GP LP, a Cayman Islands limited partnership, (iii) 3G Capital Partners II LP, a Cayman Islands limited partnership, (iv) 3G Capital Partners Ltd., a Cayman Islands exempted company, and (v) 3G Capital Partners LP, a Cayman Islands limited partnership.

The address of the principal business office of the reporting persons is:

c/o 3G Capital Inc.

600 Third Avenue, 37th Floor

New York, NY 10016

Item 2(d).	Title of Class of Securities

Common Stock

Item 2(e).	CUSIP Number

500754106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.

Ownership

(a)   Amount beneficially owned:

See response to Item 9 on each cover page.

(b)  Percent of Class:

See response to Item 11 on each cover page.

(c)   Number of shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)  Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)  Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv) Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

See Exhibit A.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    February 14, 2023

3G GLOBAL FOOD HOLDINGS LP 3G GLOBAL FOOD HOLDINGS GP LP 3G CAPITAL PARTNERS II LP 3G CAPITAL PARTNERS LTD. 3G CAPITAL PARTNERS LP

/s/ Bernardo Piquet
Name: Bernardo Piquet
Title: Director

EXHIBIT LIST

Exhibit A	Exhibit A

Exhibit B	Joint Filing Agreement, dated as of February 14, 2023